PRESS RELEASE

Klondex Increases Fire Creek and Midas Mineral Resources

Vancouver, BC – September 16, 2015– Klondex Mines Ltd. (KDX:TSX; KLNDF:OTCQX)  (“Klondex” or the “Company”) is pleased to report its mineral resource updates for its Fire Creek Project (“Fire Creek”) and its Midas Mine (“Midas”), both in northern Nevada. The updated mineral resource estimates have effective dates of June 30, 2015 and May 31, 2015 for Fire Creek and Midas, respectively.

Mineral Resource Update Highlights:

Fire Creek:

  Increased total Measured and Indicated (“M&I”) AuEq ounces by 52.8k to 473.3k ounces, up ~13%, net of depletion.
  Increased Inferred AuEq oz. by 78.2k to 441.5k ounces, up ~22%, net of depletion.

Midas:

  Increased total M&I AuEq ounces by 35.6k to 561.6k ounces, up ~7%, net of depletion.
  Decreased Inferred AuEq ounces by 19.5k to 267.5k ounces, down ~8%, net of depletion.

Table 1: Fire Creek Mineral Resources

Category	Tons (k)	Au opt	Au g/t (1)	Ag opt	Ag g/t(1)	AuEq opt	AuEq g/t(1)	Au koz	Ag koz	AuEq koz
Mineral Resources are estimated using a Gold Price of US$1,200/oz and Silver Price of US$19.00/oz
Measured	132.2	2.049	70.3	1.451	49.7	2.072	71.0	271.0	191.8	273.9
Indicated	330.6	0.595	20.4	0.516	17.7	0.603	20.7	196.7	170.6	199.4
Total	462.8	1.011	34.7	0.783	26.8	1.023	35.1	467.7	362.4	473.3
M&I
Inferred	1,064.9	0.410	14.1	0.319	10.9	0.415	14.2	436.2	339.5	441.5
Mineral Resources estimated using a Gold Price of US$800/oz and Silver Price of US$12.67/oz
Measured	114.0	2.332	80.0	1.645	56.4	2.357	80.8	265.8	187.5	268.7
Indicated	233.2	0.743	25.5	0.618	21.2	0.753	25.8	173.3	144.0	175.5
Total	347.2	1.265	43.4	0.955	32.7	1.280	43.9	439.1	331.6	444.2
M&I
Inferred	574.2	0.546	18.7	0.389	13.3	0.552	18.9	313.6	223.6	317.1

Suite 304, 595 Howe Street, Vancouver, BC V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

TABLE 2: Midas Mineral Resources

Category	Tons (k)	Au opt	Au g/t(1)	Ag opt	Ag g/t(1)	AuEq opt	AuEq g/t(1)	Au koz	Ag koz	AuEq koz
Mineral Resources are estimated using a Gold Price of US$1,200/oz and Silver Price of US$19.00/oz
Measured	386.0	0.404	13.9	10.437	357.8	0.566	19.4	156.1	4,028.3	218.5
Indicated	768.9	0.332	11.4	7.378	253.0	0.446	15.3	255.2	5,672.6	343.1
Total M&I	1,154.9	0.356	12.2	8.400	288.0	0.486	16.7	411.3	9,700.9	561.6
Inferred	856.8	0.238	8.1	4.814	165.1	0.312	10.7	203.5	4,124.9	267.5
Mineral Resources estimated using a Gold Price of US$800/oz and Silver Price of US$12.67/oz
Measured	270.0	0.510	17.5	12.516	429.1	0.704	24.1	137.8	3,379.3	190.2
Indicated	476.4	0.433	14.8	9.332	320.0	0.577	19.8	206.1	4,446.1	275.0
Total M&I	746.4	0.461	15.8	10.484	359.4	0.623	21.4	343.9	7,825.4	465.1
Inferred	334.8	0.261	8.9	7.132	244.5	0.372	12.7	87.5	2,388.1	124.5

Notes to Table 1 and 2:

1.	Grams per tonne (“g/t”)
2.	Mineral resources have been calculated using a gold price of $1,200 per troy ounce and a silver price of $19.00 per troy ounce.
3.	Fire Creek’s mineral resources are calculated at a grade thickness cut-off grade of 1.126 Au equivalent opt-feet and a diluted Au equivalent cut-off grade of 0.256 opt.
4.	Midas’ mineral resources are calculated at a grade thickness cut-off grade of 0.99 Au equivalent opt-feet and a diluted Au equivalent cut-off grade of 0.225 opt.
5.	The minimum mining width is defined as four feet or the vein true thickness plus one foot, whichever is greater.
6.	Mineral resources include dilution to achieve mining widths and an additional 10% unplanned dilution.
7.	Mineral resources include allowance for 5% mining losses.
8.	Mineral resources are inclusive of mineral reserves.
9.

Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant issues.

10.

The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there is insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

11.	Mineral resource estimates can be materially affected by environmental, permitting, legal, title, taxation, socio- economic, marketing, political or other factors.

Paul Huet, President and CEO stated, "I am pleased that our 2015 exploration and development programs are performing as expected; invest the necessary capital to replace depletion and extend the mine life of our assets on an annual basis. We are just beginning to understand the true potential of these assets, particularly at Fire Creek where ~93% of our land package remains untested. With the rest of the year’s exploration and development programs still ahead of us, we are excited about continuing to unlock the true potential of these deposits.”

The Fire Creek mineral resources are based on 836 drill holes totaling 176,934 m (580,491 ft) and includes data from 147 new drill holes totaling 15,050 m (49,375 ft), completed by Klondex in 2015. In addition to the drilling, the mineral resource estimate also utilizes 2,322 channel samples provided from mining on the structures.

The Midas mineral resources are based on 4,248 drill holes totaling 869,830 m (2,853,772 ft) and includes data from 145 new drill holes totaling 25,984 m (85,248 ft), completed by Klondex in 2015.

Suite 304, 595 Howe Street, Vancouver, BC V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

In addition to the drilling, the mineral resource estimate also utilizes 19,351 channel samples provided from mining on the structures.

Mineral Resource Assumptions
Classification of the mineral resource as measured, indicated or inferred was done based on the number of drill and channel sample composites used and the average distance from the block to the composites. For measured mineral resources, a block must have used four composites within a distance of 40 feet. For indicated mineral resources, a block must have used three composites within 100 feet, and inferred mineral resources must have two composites within 300 feet at Fire Creek and two composites within 200 feet at Midas. The search orientation ellipse was maintained approximately parallel to each vein. Gold and silver values were estimated independently.

Drill and channel assays were performed by ALS Chemex and SGS Laboratories of Elko, Nevada or American Assay Laboratories (AAL) of Reno, Nevada (all independent laboratories), Dave Francisco Labs of Fallon using fire assay with gravimetric finish as directed under the supervision of Klondex staff.

Drill samples cited in this news release were obtained from drilling by independent contractor American Drilling of Spokane, Washington under the direction of Klondex staff. Logging, splitting, and sampling are conducted at the Fire Creek and Midas sites. Standards and blanks are inserted every 20 samples or at least one per hole. Duplicates are generated by the lab and re-assayed. QA/QC samples are tracked and if a results is outside of pre-determined limits the batch is reassayed and the results replace the previous values.

About Klondex Mines Ltd. (www.klondexmines.com)
We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. We have 100% interests in two producing mineral properties: the Fire Creek project and the Midas mine and ore milling facility, both of which are located in the State of Nevada, USA. Our milling and processing facilities, which are located at Midas, process mineralized material from both Midas and Fire Creek. Fire Creek is located approximately 100 miles south of Midas.

For More Information
John Seaberg
Senior Vice President, Investor Relations
O: 775-621-5512
M: 303-668-7991
jseaberg@klondexmines.com

Qualified Person
Brian Morris, Vice President Exploration, is the Klondex Qualified Person, who has reviewed and approved the contents of this press release for the purposes of National Instrument 43-101.

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

Suite 304, 595 Howe Street, Vancouver, BC V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about the magnitude and the quality of the Midas and Fire Creek projects, statements regarding the estimation of mineral resources and the potential delineation of additional mineral resources through further exploration at the Midas and Fire Creek project, the accuracy of current interpretation of drill and other exploration results, the Company's intention and ability to monetize mineralized material, the successful execution of the bulk sampling program at the Fire Creek project, project development and related permitting, cash flows and the financial condition of the Company. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com